SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

15 October 2019

Results of General Meeting

Prudential plc ("Prudential") is pleased to announce that at a general meeting of Prudential held earlier today, resolutions 1 and 2, as set out in the Notice of General Meeting dated 25 September 2019, were duly passed by shareholders.

Accordingly, it is expected that the proposed demerger of M&G plc ("M&G") will be completed and that the M&G shares will be admitted to trading on the London Stock Exchange's main market for listed securities by no later than 8am (UK time) on 21 October 2019.

The results of the polls are set out below.

Resolution		Votes for	% of votes cast	Votes against	% of votes cast	Votes cast in total	Total votes cast as a % of issued share capital	Votes withheld
1	To approve the proposed demerger of M&G	1,979,580,132	99.43	11,371,514	0.57	1,990,951,646	76.58	8,804,305
2	To approve the appointment of Amy Yip as a director	1,932,091,297	99.53	9,044,968	0.47	1,941,136,265	74.66	58,616,436

The full text of the resolutions above is set out in the Notice of General Meeting dated 25 September 2019.

As at 11 October 2019, the number of issued shares of Prudential was 2,599,906,866 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions.  In accordance with Prudential's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on either of the resolutions proposed at the general meeting.  Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution.  Equiniti was appointed as the scrutineer for vote-taking at the general meeting.

Pursuant to Listing Rule 9.6.2 of the UK Listing Rules, copies of the resolutions passed will shortly be available to view via the National Storage Mechanism at www.morningstar.co.uk/uk/NSM.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Additional information
Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Disclaimer
This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 October 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer